UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Assurant, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

04621X108

(CUSIP Number)

Adam Fliss

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04621X108	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI-AIV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

CUSIP No. 04621X108	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 04621X108	SCHEDULE 13D	Page 4 of 8 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 8, 2018, as amended and supplemented by Amendment No. 1 filed on June 11, 2018, Amendment No. 2 filed on September 14, 2018 and Amendment No. 3 filed on September 20, 2018 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second and third paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

“TPG Advisors VI-AIV is the general partner of each of (i) TPG VI Wolverine, LP, a Cayman Islands limited partnership (“TPG VI Wolverine”), which directly held shares of Common Stock, and (ii) TPG VI Wolverine Co-Invest, LP, a Cayman Islands limited partnership (“TPG VI Wolverine Co-Invest” and, together with TPG VI Wolverine, the “TPG Funds”), which directly held shares of Common Stock.

Because of the relationship of TPG Advisors VI-AIV to the TPG Funds, TPG Advisors VI-AIV may have been deemed to have beneficially owned the shares of Common Stock held by the TPG Funds. Messrs. Bonderman and Coulter are the sole shareholders of TPG Advisors VI-AIV. Because of the relationship of Messrs. Bonderman and Coulter to TPG Advisors VI-AIV, each of Messrs. Bonderman and Coulter may have been deemed to have beneficially owned the shares of Common Stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of Common Stock held by the TPG Funds except to the extent of their pecuniary interest therein.”

Item 4. Purpose of Transaction.

This Amendment amends and restates the final two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

“March 2019 Registered Offering

On March 18, 2019, the TPG Funds entered into an underwriting agreement (the “March 2019 Underwriting Agreement”), with the Issuer and Goldman Sachs & Co. LLC, as underwriter, pursuant to which the TPG Funds agreed to sell 7,869,230 shares of Common Stock at a price of $98.15 per share (the “March 2019 Registered Offering”). The March 2019 Registered Offering closed on March 21, 2019.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time as permitted by the Standstill, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

References to and the description of the Stockholder Rights Agreement, Registration Rights Agreement, Stockholders Agreement, September 2018 Stock Purchase Agreement, Second September 2018 Stock Purchase Agreement and March 2019 Underwriting Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Stockholder Rights Agreement, Registration Rights Agreement, Stockholders Agreement, September 2018 Stock Purchase Agreement, Second September 2018 Stock Purchase Agreement and March 2019 Underwriting Agreement, respectively, copies of which are filed as exhibits hereto and incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) As a result of the closing of the March 2019 Registered Offering, the Reporting Persons no longer beneficially own any shares of Common Stock.”

This Amendment amends and restates the fifth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(e) As a result of the closing of the March 2019 Registered Offering, on March 21, 2019 the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.”

Item 7. Material to Be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“8. Underwriting Agreement, dated March 18, 2019 by and among Assurant, Inc., the selling stockholders listed in Schedule III thereto and Goldman Sachs & Co. LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 21, 2019).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2019

TPG Advisors VI-AIV, Inc.

By:  /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By:  /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of James G. Coulter (2)

(1) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG Group Advisors VI, Inc., TPG Group Advisors VI-AIV, Inc., David Bonderman and James G. Coulter, dated as of March 4, 2015 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on March 4, 2015 by TPG Group Holdings (SBS) Advisors, Inc., TPG Group Advisors VI, Inc., TPG Group Advisors VI-AIV, Inc., David Bonderman and James G. Coulter).
  Amended and Restated Agreement and Plan of Merger, dated as of January 8, 2018, by and among Assurant, Inc., Spartan Merger Sub, Ltd., TWG Holdings Limited, Arbor Merger Sub, Inc. and TWG Re, Ltd. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 9, 2018).
  Stockholder Rights Agreement, dated as of May 31, 2018, by and among Assurant, Inc., TPG VI Wolverine, LP and TPG VI Wolverine Co-Invest, LP (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 31, 2018).
  Registration Rights Agreement, dated as of May 31, 2018, by and among Assurant, Inc., TPG VI Wolverine, LP and TPG VI Wolverine Co-Invest, LP (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 31, 2018).
  Stockholders Agreement, dated as of May 31, 2018, by and between TPG VI Wolverine, LP and TPG VI Wolverine Co-Invest, LP (incorporated by reference to Exhibit 5 to Schedule 13D filed with the Commission on June 11, 2018 by TPG Advisors VI-AIV, Inc., David Bonderman and James G. Coulter).
  Stock Purchase Agreement, dated as of September 12, 2018, by and among TPG VI Wolverine, LP, TPG VI Wolverine Co-Invest, LP and the purchasers listed in Schedule 1 thereto (incorporated by reference to Exhibit 6 to Schedule 13D filed with the Commission on September 14, 2018 by TPG Advisors VI-AIV, Inc., David Bonderman and James G. Coulter).
  Stock Purchase Agreement, dated as of September 18, 2018, by and among TPG VI Wolverine, LP, TPG VI Wolverine Co-Invest, LP and Norges Bank.
  Underwriting Agreement, dated March 18, 2019 by and among Assurant, Inc., the selling stockholders listed in Schedule III thereto and Goldman Sachs & Co. LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 21, 2019).